For the fiscal year ended July 31, 2000.
File number:  811-05055
Prudential Balanced Fund


SUB-ITEM 77D
Policies With Respect to Security Investment

Supplement Dated May 5, 2000
Prospectus Dated October 4, 1999

	The Board of Trustees of Prudential Balanced Fund (the Fund) has recently approved a proposal to exchange the assets and liabilities of the Fund for shares of
Prudential Active Balanced Fund, a series of The Prudential Investment
 Portfolios,
Inc. Class A, Class B, Class C and Class Z shares of the Fund would be exchanged at net asset value for respective Class A, Class B, Class C and Class Z shares of equivalent value of Prudential Active Balanced Fund.

	The transfer is subject to approval by the shareholders of the Fund. The shareholders' meeting is scheduled to occur in September 2000. It is anticipated that a proxy statement/prospectus relating to the transaction will be mailed to the
Fund's shareholders in July 2000.

	Under the terms of the proposal, shareholders of the Fund would become shareholders of Prudential Active Balanced Fund. No sales charges would be imposed on the proposed transfer. The Fund anticipates obtaining an opinion of its counsel that the transaction will not result in gain or loss to shareholders of the
Fund for federal income tax purposes.

Effective immediately, the Fund will no longer accept orders to purchase or exchange into its shares of any class, except for (1) Retirement Programs, PruArray Association Benefit Plans and PruArray Savings
Programs that are currently shareholders, and successor or related programs and plans, (2) investors who have executed a Letter of Intent prior to May 5, 2000, (3) shareholders who have elected to reinvest dividends and/or distributions and (4) current shareholders participating in automatic investment plans. The current exchange privilege of obtaining shares of other Prudential Mutual Funds and the current redemption rights remain in effect. The current exchange privilege of obtaining shares of other Prudential Mutual Funds and the current redemption rights will remain in effect until the transaction is consummated.

	The investment objective of Prudential Active Balanced Fund is to seek income and long-term growth of capital by investing in a portfolio of equity, fixed-income and money market securities which is actively managed to capitalize on opportunities created by perceived misvaluation.

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